[redacted]

07003287

SE(IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 2007 PROCESSING

SEC FILE NUMBER
8- 53679

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ORDER EXECUTION SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

194 NASSAU STREET

(No. and Street)

PRINCETON	NJ	08542
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN P DEVITO (609) 430-0100

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRIGGS BUNTING & DOUGHERTY, LLP

(Name – *if individual, state last, first, middle name*)

TWO PENN CENTER PLAZA, SUITE 820	PHILADELPHIA	PA	19102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 20 2007

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

03/19/07

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID M. SCHECKEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ORDER EXECUTION SERVICES, LLC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

TRACY G. LeBLON
Notary Public of New Jersey
My Commission Expires July 31, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIGGS
BUNTING &
DOUGHERTY, LLP
CERTIFIED
PUBLIC
ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors,
Order Execution Services Holdings, Inc.

We have audited the statement of financial condition of Order Execution Services, LLC (a Wholly-Owned Subsidiary of Order Execution Services Holdings, Inc.), as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Order Execution Services, LLC, as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Briggs, Bunting & Dougherty, LLP

Philadelphia, Pennsylvania
February 27, 2007

Order Execution Services, LLC
(a Wholly-Owned Subsidiary of Order Execution Services Holdings, Inc.)
Statement of Financial Conditions
December 31, 2006

Assets

Cash	$	679,204
Deposits at clearing organizations and others (Cash of $601,991 and securities of $25,000)		626,991
Receivables from customers, net of an allowance for doubtful accounts of $70,000		401,923
Due from parent and affiliate		211,982
Equipment, furniture, fixtures and improvements at cost, net of accumulated depreciation and amortization of $613,150		114,935
Other assets		13,693
	$	2,048,728

Liabilities and Member's Equity

Accounts payable	$	181,158
Accrued expenses and other current liabilities		304,699
Deferred rent		46,081
		531,938
Member's equity		1,516,790
	$	2,048,728

The accompanying notes are an integral part of this financial statement.

1. Organization

Order Execution Services, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the NYSE Arca. The Company was formed under the Limited Liability Company laws of the State of New Jersey in 2001. It is a wholly-owned subsidiary of Order Execution Services Holdings, Inc., a Delaware corporation. The Company is primarily engaged in providing connectivity, sponsored access and agency brokerage services at exchanges to broker dealers in the United States for which it receives commissions. The Company is a member of the Chicago Stock Exchange, the Boston Stock Exchange, the National Stock Exchange, the Philadelphia Stock Exchange, and the NYSE Arca. OES is in the process of establishing membership on the CBOE Stock Exchange, and will soon apply for membership to the American Stock Exchange and NYSE.

2. Significant Accounting Policies

Revenue Recognition

The Company records proprietary transactions in securities and the related revenue and expenses on a trade-date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivables and Credit Policy

Receivables are obligations due from customers under terms requiring payments up to sixty days from the service date, depending on the customer. The Company does not accrue interest on unpaid receivables. Customer receivable balances with invoice dates over ninety days are reviewed for delinquency. Management reviews these accounts taking into consideration the size of the outstanding balance and the past history with the customer. Accounts receivable are stated at the amount management expects to collect from balances outstanding at year end. The carrying amount of receivables is reduced by a valuation allowance that reflects management's best estimate of the amount that will not be collected.

Payments of accounts receivable are allocated to specific invoices identified on the customer's remittance advice or, if unspecified, are applied to earliest unpaid invoices.

Equipment, Furniture, Fixtures and Improvements

Equipment, furniture, fixtures and improvements are recorded at cost, less accumulated depreciation and amortization. Depreciation is provided on the straight-line method over the estimated useful lives of the assets, which range from three to ten years. Amortization is provided on the straight-line method over the lesser of the useful life or the lease term. Gains and losses on depreciable assets retired or sold are recognized in the statement of operations in the year of disposal. Repairs and maintenance expenditures are expensed as incurred. Expenditures for betterments and major renewals are capitalized and, therefore, are included in equipment, furniture, fixtures and improvements.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and receivables. The Company maintains cash balances, with financial institutions in amounts which, at times, are more than amounts insured by the Federal Deposit Insurance Corporation. Management monitors the soundness of these institutions and considers the Company's risk negligible. Substantially all of the Company's receivables are from customers located in the United States, and approximately 41 percent of the Company's receivables are from two customers at year-end. Credit limits, ongoing credit evaluations, and account monitoring procedures are utilized to minimize the risk of loss. Collateral is generally not required.

Straight-Line Rent
The Company recognizes rental expense on a straight-line basis over the term of the building lease.

3. Equipment, Furniture, Fixtures and Improvements

The equipment, furniture, fixtures and improvements are summarized as follows at December 31, 2006:

Computer equipment	$ 696,253
Furniture and fixtures	7,979
Leasehold improvements	23,853
Total equipment, furniture, fixtures and improvements	728,085
Less: Accumulated depreciation and amortization	613,150
Equipment, furniture, fixtures and improvements, net	$ 114,935

Depreciation and amortization expense amounted to $142,995 for the year ended December 31, 2006.

4. Subordinated Borrowing and Related Party Transactions

The Company had subordinated notes outstanding at December 31, 2005 in the amounts of $248,333, $100,000 and $207,000, which were set to mature on March 31, 2007, June 30, 2007 and December 31, 2007, respectively. These notes were non-interest bearing and due to an immediate family member of one of the former members of the Company. During the year, the Company repaid all of the outstanding subordinated debt.

5. Commitments

The Company is liable under long-term operating leases for membership seats on various exchanges, office space, office equipment and software licensing agreements from unrelated parties.

Aggregate minimum annual lease commitments of the Company under non-cancelable operating leases as of December 31, 2006 are as follows:

Year	Amount
2007	$ 227,524
2008	227,524
2009	203,524
2010	203,524
2011 and thereafter	–
Total Minimum Lease Payments	$ 862,096

The rent and licensing expense for the Company relating to these commitments was $227,524 for the year ended December 31, 2006.

6. Income Taxes – Allocated from Parent

The Company is a single member LLC and its taxable income (loss) is included in the Parent's consolidated tax return. The benefit from income taxes presented in the statement of operations represents the Company's share of the parent's current and deferred income taxes, and is allocated based on an informal tax sharing arrangement, which allocates that benefit or provision based on the Company's taxes as if it filed its own tax returns. Included in Due from Parent and Affiliate is $226,699, which represents the benefit the Parent will receive in the future from the current year operations of the Company.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $5,000 or 6-2/3 percent of aggregate indebtedness. Net capital and aggregate indebtedness change from day to day. At December 31, 2006, the Company had net capital of $923,881, which was $888,418 in excess of its required net capital of $35,463.

8. Retirement Plan

The Company has a thrift and savings plan for salaried employees meeting certain service requirements, which qualifies under Section 401(k) of the Internal Revenue Service Code. The Company's matching contributions to this plan are discretionary. In addition, the plan allows for discretionary profit sharing contributions to be made for all eligible employees meeting service and age requirements. The Company did not make a matching or profit sharing contribution to the plan for the year ended December 31, 2006.

9. Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities include the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

10. Related Party and Affiliated Transactions

The Company is a wholly owned subsidiary of Order Execution Services Holdings, Inc. (the "Parent") and shares common management with all of the Parent's other wholly-owned and majority owned subsidiaries, which include: Pro Securities LLC, ISE Route LLC, ABS Securities LLC, Princeton Financial Technology Group LLC, and OTR LLC.

The Company has an expense sharing arrangement with its parent and the other affiliated companies. Under the provisions of the expense sharing arrangement, certain common expenses are paid by the Parent and an affiliate and are allocated to the Company. During the year the Parent paid $1,636,638 of compensation, communications costs, occupancy costs, professional fees and other expenses on behalf of the Company. Additionally, the Company paid expenses on behalf of the Parent and its affiliate and made payments to the Parent and its affiliate totaling $765,408. At December 31, 2006, the Company had $211,982 of non-interest bearing loans receivable from its Parent and affiliates.

BRIGGS
BUNTING &
DOUGHERTY, LLP
CERTIFIED
PUBLIC
ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY
SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15C3-3

To the Board of Directors,
Order Execution Services Holdings, Inc.

In planning and performing our audit of the financial statements of Order Execution Services, LLC, (a wholly-owned subsidiary of Order Execution Services Holdings, Inc.) (the Company) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-referenced objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of Management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties..

Briggs, Bunting & Dougherty, LLP

Philadelphia, Pennsylvania
February 27, 2007

END